Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Harry Winston Diamond Corporation files Annual Report on Form 40-F with
            SEC

            TORONTO, April 21 /CNW/ - Harry Winston Diamond Corporation (TSX: HW,
NYSE: HWD) (the "Company"), has filed with the U.S. Securities and Exchange
Commission its annual report on Form 40-F, which includes the Company's audited consolidated financial statements for the year ended January 31, 2010, and U.S. GAAP reconciliation included therewith as Exhibit 99.7. This document is available electronically at www.sec.gov or the Company's website at
http://investor.harrywinston.com. Shareholders may also request a hard copy of the Company's audited consolidated financial statements free of charge through the Company's website or by contacting the Investor Relations Department.

            About Harry Winston Diamond Corporation

            Harry Winston Diamond Corporation is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry
Winston supplies rough diamonds to the global market from its 40 per cent ownership interest in the Diavik Diamond Mine (economic ownership of 31%).
            The Company's retail division is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris,
London, Beijing, Tokyo, and Beverly Hills.
            The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value.
This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.
            For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

            %SEDAR: 00003786E %CIK: 0000841071

            /For further information: Ms. Kelley Stamm, Manager, Investor Relations -
(416) 362-2237 ext 223 or kstamm(at)harrywinston.com/
            (HW. HWD)

CO:  Harry Winston Diamond Corporation

CNW 15:52e 21-APR-10